ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

August 28, 2018

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File No. 33-19228) (the “Registrant”)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on August 20, 2018 and August 23, 2018 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on June 15, 2018 (the “Registration Statement”) for the purpose of adding Calamos Short-Term Bond Fund (the “Fund”) as a new series of the Registrant. Your comments are summarized below, and followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comments provided on August 20, 2018

1.

Comment. With regard to the Fund’s ability to invest up to 20% of its net assets in below investment grade debt securities, please discuss the interplay of the 20% limit on investment grade debt securities and the Fund’s 15% limit on investments in illiquid securities. Specifically, please describe in the prospectus the risks associated with bank loans noting that it can take longer than seven days for such instruments to settle. Please note that, as a result of investment in bank loans, shareholders may not be paid redemption proceeds in a timely manner or the Fund might have to borrow to meet redemptions. Please also disclose that investment in bank loans are not securities and thus may not be afforded certain protections under the federal securities laws.

Response. The Fund will hold no more than 15% of its assets in illiquid securities (investments in below investment grade debt securities will be monitored accordingly). In addition, the Fund has added the following language in the prospectus at the end of the section titled “How can I sell (redeem) shares? - Redemption requests”:

With regard to the Fund’s investment in bank loans as compared to securities and to certain other types of financial assets, purchases and sales of loans take relatively longer to settle. This extended settlement process can (i) increase the counterparty credit risk borne by the

Fund; (ii) leave the Fund unable to timely vote, or otherwise act with respect to, loans it has agreed to purchase; (iii) delay the Fund from realizing the proceeds of a sale of a loan; (iv) inhibit the Fund’s ability to re-sell a loan that it has agreed to purchase if conditions change (leaving the Fund more exposed to price fluctuations); (v) prevent the Fund from timely collecting principal and interest payments; and (vi) expose the Fund to adverse regulatory consequences.

To the extent the extended loan settlement process gives rise to short-term liquidity needs, such as the need to satisfy redemption requests, the Fund may hold cash, sell investments or temporarily borrow from banks or other lenders.

If the Fund invests in a loan via a participation, the Fund will be exposed to the ongoing counterparty risk of the entity providing exposure to the loan (and, in certain circumstances, such entity’s credit risk), in addition to the exposure the Fund has to the creditworthiness of the borrower.

In certain circumstances, loans may not be deemed to be securities, and in the event of fraud or misrepresentation by a borrower or an arranger, lenders will not have the protection of the anti-fraud provisions of the federal securities laws, as would be the case for bonds or stocks. Instead, in such cases, lenders generally rely on the contractual provisions in the loan agreement itself, and common-law fraud protections under applicable state law.

2.

Comment. With regard to the Fund’s ability to invest up to 20% of its net assets in below investment grade debt securities, please state whether the Fund will invest in mortgage backed securities rated below investment grade and, if so, how much.

Response. The Fund does not intend to invest in mortgage-backed securities rated below investment grade.

3.

Comment. With regard to comment #14 and the response thereto in Registrant’s letter dated August 9, 2018 (as filed with the Securities and Exchange Commission via EDGAR correspondence) (the “August 9 Letter”), the Staff notes that Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended (“1940 Act”) does not permit a fund to reserve freedom of action with respect to concentration. The Staff does not believe it is consistent with Section 13(a)(3) to categorically exclude the instruments listed in Registrant’s response to comment #14 in the August 9 Letter as concentration in such investments can expose shareholders to risk in an industry. Please revise the Fund’s concentration policy accordingly.

Response.

For the reasons detailed below, the Fund does not believe it is required to change its fundamental policy regarding industry concentration. Nonetheless, the Fund will amend its fundamental policy regarding industry concentration in response to the Staff’s comment to state that the Fund will not invest in a security if more than 25% of its total assets (taken at market value at the time of a particular purchase) would be invested in each of the following sectors (each sector measured separately): commercial (non-agency) mortgage-backed securities, collateralized (non-agency) mortgage obligations, residential (non-agency) mortgage-backed securities or asset-backed securities. This restriction does not apply to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

The Registrant respectfully notes that fixed income investors use asset-backed securities to gain exposure to securities with predictable payment, prepayment, and duration characteristics, and of known credit quality. Those elements depend on the structure of the securities, the characteristics of the borrowers represented in an asset pool, geographic exposure of the pool, the overall credit rating of the pool, collateralization, tranche, and other characteristics being only indirectly related, if at all, to the type of asset that is the subject of the underlying financing. The individuals or other obligors on the assets securitized through asset-backed securities tend to be diversified and dispersed, geographically, financially, and demographically, and do not themselves belong to any single “industry.” The Staff has not adopted a formal policy regarding this matter, or exposed its view to public comment, and industry practice varies as to this matter.

1.	Guide 19

The Commission’s views on industry concentration were discussed in Guide 19 to Form N-1A, adopted by the SEC when it first adopted Form N-1A to assist registrants in the form’s preparation, in which industry concentration is defined as an investment of more than twenty-five (25) percent of the value of a fund’s assets in any single industry.1 In providing guidance on the Staff’s views regarding industry classifications, Guide 19 stated in relevant part:

A registrant […] may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Guide 19 therefore allowed registrants to define their own particular industry classifications as long as the registrants ensured that their classifications were reasonable and that the companies within a particular industry had materially similar primary economic characteristics. Even though the guidelines were rescinded in 1998 as part of unrelated amendments to Form N-1A,2 registrants still rely on the guidelines.3

1 Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983) (“Form N-1A Adopting Release”).

2 Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 7512 (Mar. 13, 1998).

3 An amicus brief filed by the SEC indicates the Commission expressly approves of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19. Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010) (“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”) (the “SEC Amicus Brief”).

2.	“Industry” Defined

As part of implementing the Fund’s concentration policy, the Fund is required to determine which types of securities are considered to be part of an “industry” under its concentration policy. Neither the 1940 Act nor any SEC regulation defines “industry” for 1940 Act concentration policy purposes. In fact, the definition of the term “industry” has been debated at the SEC in the past,4 with the SEC even acknowledging that the “treatment of ‘concentration’ [has] suffered from problems of industry definition. There is no clear standard to determine what constitutes an ‘industry.’”5

As is commonly accepted, the term “industry” is viewed as an aggregation of companies that produce similar products or services (e.g., the energy or telecommunications industry). In comparison, certain mortgage related securities are a type of security and are no more an “industry” than futures, preferred stock or debentures are industries. Moreover, several publicly available industry classification schemes, including the codes discussed below, do not classify certain mortgage related securities as part of any particular industry.

For example, with regard to fixed income investments, debt securities are often classified by type of instrument or sector of the debt-security market and not by industry. Corporate, mortgage-backed, asset-backed, and international securities each represent a different sector of the fixed income market, but do not necessarily relate to any one particular industry or group of related industries.

3.	The Particular Structure of Certain Mortgage Related Securities Does Not Allow For Industry Classification Within the Meaning of Guide 19

The notion of “industry” indicates that it applies to issuers that deal in similar products or services. As Guide 19 states, an “industry” should not be comprised of “companies” whose “primary economic characteristics” are materially different. With regard to certain mortgage-related securities, it is the Fund’s view that the variety of securities and assets that fall within the definition of the term “certain mortgage-related securities” is too large to legitimately view them as an industry. For example, mortgage-backed securities may be backed by traditional residential mortgages, second or home equity mortgages, mortgages on multi-family properties as well as commercial properties, each of which will ultimately have very different economic risk characteristics. If all of these securities were treated as one single “industry,” this would go against the Staff’s guidance, which explicitly provides that the primary economic characteristics of issuers in an industry should not be

4 See DIVISION OF INVESTMENT MANAGEMENT, U.S. SECURITIES AND EXCHANGE COMMISSION, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION, at 281 n.103 (May 1992), (“it is often difficult to fit companies into distinct industry categories”).

5 Money Market Fund Reform, Investment Company Act Release No. 28807, at n.224 (June 30, 2009).

materially different.6 The varied primary economic characteristics of the issuers underlying these securities would therefore conflict with the Staff’s guidance in Guide 19 if they were treated as one “industry.”

In particular, the SEC has noted in a release on asset-backed securities (the “ABS Release”) that with regard to asset-backed securities, the issuers of such asset-backed securities are fundamentally different from corporate securities and operating companies.7 As the SEC explained, “In offering […] [asset-backed securities], there is generally no business or management to describe. Instead, information about the transaction structure and the characteristics and quality of the asset pool and servicing is often what is most important to investors.” As such, with regard to asset-backed securities, the fundamental focus should be on the quality of the pool assets.8 As this language demonstrates, the SEC has acknowledged that asset-backed securities are fundamentally different from corporate securities or operating companies, do not fall within a specific industry categorization and are themselves composed of securities from a variety of industries. Therefore, the similarity of asset-backed securities and certain mortgage related securities in their relation to their underlying assets would indicate that for mortgage related securities the focus should also be on the underlying quality of the pool assets. The relevance to investors of the underlying securities means that the concept of an industry classification to describe certain mortgage related securities would not be an adequate reflection of their perception in reality and how they should be consistently viewed by the SEC.

In our experience, many debt security investment advisers invest in Asset Backed Securities not in order to gain exposure to any particular type of asset or industry, but in order to gain exposure to securities with predictable payment, prepayment, and duration characteristics, and of known credit quality. Those elements depend on the structure of the securities, the characteristics of the borrowers represented in an asset pool, geographic exposure of the pool, the overall credit rating of the pool, collateralization, tranche, and other characteristics being only indirectly related, if at all, to the type of asset that is the subject of the underlying financing.

The approach to view certain mortgage related securities as composed of securities from potentially a variety of industries aligns with the SEC’s approach in its ABS Release, which acknowledged that mortgages could be composed of securities from different industry sectors. The ABS Release specifically included as one of its requirements the obligation to provide the “industry sector for commercial mortgages,” thus, indicating that commercial mortgages can be composed of different industry sectors.9 As the SEC’s language in the ABS Release therefore demonstrates, the SEC itself has confirmed that the concept of industry classifications is not appropriate with regard to certain mortgage related securities

6 Guide 19, supra note 1.

7 SEC release, Asset-Backed Securities, Securities Act Release 8518 (Dec. 22, 2004).

8 See id. As the SEC said in Item 111(b) “the material characteristics will vary depending on the nature of the pool assets.”

9 See id. One of the questions that the Release asks is to describe the material characteristics of the asset pool, which includes a question to describe the type and/or use of underlying property, product or collateral and to specify the industry sector for commercial mortgages. See Item 1111(b)(7)(iv).

because the nature and risk characteristics of such securities heavily depend on the underlying securities and can themselves be comprised of securities from different industries.

4.	Generally Recognized Industry Classification Schemes Do Not Classify Mortgage Related Securities as Part of Any Industry

Guide 19 itself refers to an SEC publication, the Directory of Companies Filing Annual Reports with the Securities and Exchange Commission (the “Directory”),10 which has served the Staff as an authority for establishing industry classifications. Although the most recent version of the Directory is dated September 30, 1999, the SEC still publishes industry classifications on its website11 that are purportedly based on the widely-recognized Standard Industrial Classification (SIC) Codes, which list “Real Estate,” “Operators of Nonresidential Buildings,” and “Real Estate Investment Trusts” as separate industries.12

In addition, the NAICS Codes,13 which were designed to replace the SIC Codes do not use industry classifications that establish mortgage related securities, or any equivalent designation as an “industry.” Several government agencies use the more modern NAICS Codes instead of the SIC Codes, although some agencies such as the SEC still use the SIC Codes as the basis for their industry classifications.

The existence of different classifications and the Staff’s different approaches over time, demonstrates that there is a level of subjectivity involved in defining what constitutes a “reasonable” industry classification. In other words, if the current NAICS Code does not classify mortgage related securities as an “industry,” while the SEC or the Staff determined otherwise, by definition different persons come to different conclusions as to what is a reasonable industry classification. Accordingly, a registrant following the Staff instruction of Guide 19 could reasonably determine that certain mortgage related securities are non-industries, in the same way that the drafters of the NAICS Codes or the Staff in the past determined that such securities were not industries.

10 Directory of Companies Required to File Annual Reports with the Securities and Exchange Commission (Sept. 30, 1999) (the “Directory”).

11 Available at http://www.sec.gov/info/edgar/siccodes.htm. The current list is organized by three separate column headings: “SIC Code,” “A/D Office,” and “Industry Title.” The preamble to the list states, “[t]he Standard Industrial Classification Codes that appear in a company’s disseminated EDGAR filings indicate the company’s type of business. These codes are also used in the Division of Corporation Finance as a basis for assigning review responsibility for the company’s filings. For example, a company whose business was Metal Mining (SIC 1000) would have its filings reviewed by staffers in A/D Office 9.” In this context, it appears the primary function of the SEC’s classification methodology is a logistical one (i.e., to assign filings for review by appropriate offices within the Division of Corporation Finance). Accordingly, it is unclear if the Directory’s classifications, as currently published on the SEC website, should be viewed as a substantive determination by the SEC that a particular type of security or issuer is an “industry” within the meaning of the 1940 Act, or simply a means of routing incoming filings among the Staff.

12 See SIC Codes 6500, 6512 and 6798, respectively.

13 EXECUTIVE OFFICE OF THE PRESIDENT, OFFICE OF MANAGEMENT AND BUDGET, NORTH AMERICAN INDUSTRY CLASSIFICATION SYSTEM (2007) (the “NAICS Codes”). First adopted in 1997, the NAICS Codes are a standardized industry classification system for the United States, Canada and Mexico that replaced the SIC Codes.

Indeed, during at least the first sixty-five years of administration of the 1940 Act, we are unaware of the Staff or the SEC taking the position that certain mortgage related securities are an industry. A change in the Staff’s approach is not only troublesome from a policy perspective because it was made without an official interpretation that would have permitted the opportunity to comment, but it also demonstrates the variety of approaches that can be taken with regard to the designation of an industry in this context. If the SEC can arrive at different outcome over time, it would be reasonable not to view certain mortgage related securities as part of any industry in the absence of an official SEC interpretation.

Comments provided on August 23, 2018

4.

Comment. With regard to comment #3 above, please explain supplementally the basis for distinguishing between collateralized (non-agency) mortgage obligations and mortgage-backed securities for concentration purposes. The Staff is of the view that it is inappropriate to distinguish between industries based on credit quality for purposes of a fund’s concentration policy.

Response. The Registrant has removed the reference to collateralized (non-agency) mortgage obligations from the policy statement.

5.	Comment. Please explain supplementally the reference to sectors as opposed to industries in the response to comment #3 above.

Response. As explained in the response to comment #3 above, the Registrant believes that it is inappropriate to describe or classify the instruments referenced in response #3 as industries. Nonetheless, the Fund will amend its fundamental policy regarding industry concentration in response to the Staff’s comment to limit investment in each of the enumerated instruments as described in the response to comment #3.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin

Rita Rubin, Esq.

RR/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Tammie Lee, Esq., Assistant Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP